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                                                           JOHN R. THOMAS
                                                       DIRECT (503) 294-9448
June 6, 2006                                             jrthomas@stoel.com


VIA EDGAR AND OVERNIGHT COURIER

Ms. Pamela A. Long
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C.  20549

RE:     VERASUN ENERGY CORPORATION
        AMENDMENT NO. 3 TO FORM S-1
        FILED MAY 23, 2006
        FILE NO. 333-132861

Dear Ms. Long:

This letter is the response of VeraSun Energy Corporation (the "Company") to the Staff's comments to the above-referenced Amendment No. 3 to Form S-1. The Company has included each of the Staff's comments from its comment letter dated June 5, 2006 and the Company's responses below.

Exhibit 1.1, Form of Underwriting Agreement
-------------------------------------------

     1.   WITH RESPECT TO THE CONDITIONS ON THE UNDERWRITERS' PERFORMANCE IN
          SECTION 6(A) OF THE UNDERWRITING AGREEMENT, PLEASE CONFIRM SUPPLEMENTALLY THAT TERMINATION MAY ONLY BE BASED ON EVENTS WHICH RESULT IN A MATERIAL IMPAIRMENT OF THE INVESTMENT QUALITY OF THE SECURITIES OFFERED, RATHER THAN AN INABILITY TO MARKET THE SECURITIES. FOR GUIDANCE, PLEASE REFER TO THE FIRST BOSTON CORPORATION NO-ACTION LETTER, DATED SEPTEMBER 3, 1985.

          In response to the Staff's comment, and as discussed with the Staff by telephone today, the underwriters acknowledge that Sections 6(a)(ii) and 12 of the underwriting agreement, consistent with the First Boston Corporation, September 3, 1985 no-action letter, do not operate to permit the underwriters to terminate their obligation to purchase the offered securities from the issuer based upon (1) the occurrence of nonmaterial events affecting the issuer or the securities markets in general, or (2) an

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Pamela A. Long
June 6, 2006
Page 2


          inability to market the securities, and that Sections 6(a)(ii) and 12 of the underwriting agreement are consistent with the requirements of a firm commitment underwriting.


Exhibit 5.1, Opinion of Stoel Rives LLP
---------------------------------------

     2. WE NOTE THE RELIANCE OF STOEL RIVES ON THE OPINION OF LOCAL COUNSEL WITH RESPECT TO MATTERS OF SOUTH DAKOTA LAW. PLEASE FILE SUCH OPINION AS AN EXHIBIT TO YOUR REGISTRATION STATEMENT.

          The Company has filed the opinion of Cadwell Sanford Deibert & Garry LLP as Exhibit 5.2 to Amendment No. 4 of the Company's Registration Statement on Form S-1 ("Amendment No. 4").

The Company is appreciative of the Staff's efforts on its behalf over the past few weeks. Please address any questions or comments you may have about this letter or Amendment No. 4 to me at (503) 294-9448.

Very truly yours,


/s/ John R. Thomas

John R. Thomas

cc:     Mr. Chris Edwards, Special Counsel
        Mr. Matt Franker, Staff Attorney
        Mr. Ernest Greene, Staff Accountant
        Mr. Scott Watkinson, Senior Staff Accountant
        Mr. Donald L. Endres
        Mr. Danny C. Herron
        Mr. John M. Schweitzer
        Mr. John J. Sabl